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                       EXHIBIT 20.1

June 16, 1998                           FOR IMMEDIATE RELEASE


      HARMAN INTERNATIONAL INDUSTRIES, INC.
COMMENTS ON ASIA AND ANNOUNCES CORPORATE PROMOTIONS


New York, NY - At a meeting with analysts and fund managers, sponsored by Lehman Brothers at New York City's China Club, Dr.
Sidney Harman, Chairman of Harman International Industries, Inc., reviewed the impact of the Asian crisis on Harman sales. "Consumer and Professional Division sales in China will be 80% of plan in fiscal '98. Sales to Japan will be only 60% of plan and sales to the rest of Asia will be less than 40% of plan. For the full year we will have lost $90 million in sales in Asia plus $60 million in sales in Europe and North America arising from Asia related currency impact and the strike in Denmark. The Consumer and Professional sales declines have been substantially offset by continuing strength in the OEM Division. As a consequence, we now expect fiscal '98 earnings in the range of $2.80 to $3.00 per share."

Dr. Harman stated that at the Shareholders Meeting on November 10, 1998, in New York City, he expects Bernard Girod to be elected Chief Executive Officer, Gregg Stapleton Chief Operating Officer, Frank Meredith Chief Financial Officer, Erich Geiger Chief Technical Officer and Tom Jacoby Chief Marketing Officer. "I will continue as Chairman and our management team will be fully in place for the next period of years."

He also announced the combining of the Company's Consumer and OEM Groups, under the direction of Gregg Stapleton. "Our Consumer Group has been burdened by the Asia collapse and the Danish strike, by currency and a generally soft consumer electronics market. This step will strengthen its efforts in engineering, manufacturing and procurement - three areas in which the OEM Group is unusually effective."



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He announced that the Board of Directors had approved a stock repurchase program of up to 1.5 million shares in the next 12 months.

Dr. Harman stated that the Company expects earnings for fiscal '99 to approximate the $4.00 median of current street projections.

Harman International Industries, Incorporated (www.harman.com) is a leader in the design, manufacture and marketing of high-quality, high-fidelity audio products targeted primarily at the consumer, professional and OEM markets. The Company's stock is traded on the New York
Stock Exchange under the symbol:  HAR.




Note: Except for historical information contained herein, the matters discussed are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to the effect of economic conditions, product demand, currency exchange rates, competitive products and other risks detailed in the Company's Securities and Exchange Commission filings.


















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